United States securities and exchange commission logo





                               November 16, 2020

       Dave Girouard
       Chief Executive Officer
       Upstart Holdings, Inc.
       2950 S. Delaware Street, Suite 300
       San Mateo, CA 94403

                                                        Re: Upstart Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2020
                                                            File No. 333-249860

       Dear Mr. Girouard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Founders' Letter, page i

   1. We note your revised disclosure in response to comment 1. Please further revise the
                                                        Founders' Letter to
provide more balanced disclosure. As previously requested, please address in the letter
(i) the negative impact that COVID-19 has had on your business, including decreased
origination volumes on your platform, increased loss expectations for new and existing
originations and a temporary reduction in the availability of loan funding, (ii) that your
AI models have not been tested at all during a down-cycle economy or recession without
significant levels of government assistance and (iii) that for the fiscal year ended December 31,
2019, Cross River Bank originated 89% of the loans facilitated on your platform.
 Dave Girouard
FirstName LastNameDave    Girouard
Upstart Holdings, Inc.
Comapany 16,
November   NameUpstart
              2020     Holdings, Inc.
November
Page 2    16, 2020 Page 2
FirstName LastName
Description of Capital Stock
Anti-Takeover Provisions
Exclusive Forum, page 201

2. We note your revised disclosure regarding the exclusive forum provision in your amended and restated bylaws. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in the amended and restated bylaws clearly states that the provision does not apply to any actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance